UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-12846

KEYSTONE PROPERTY TRUST
(Exact name of registrant as specified in its charter)

200 Four Falls Corporate Center
Suite 208
West Conshohocken, PA 19428
(484) 530-1800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Beneficial Interest, par value $.001 per share;
Series D Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $.001 per share;
Series E Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $.001 per share
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

     Approximate number of holders of record as of the certification or notice date:     75

     Pursuant to the requirements of the Securities Exchange Act of 1934, Keystone Property Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 5, 2004	KEYSTONE PROPERTY TRUST

	By:	/s/ Andrea Karp

	Name:	Andrea Karp
	Its:	Vice President